VIA EDGAR

September 4, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director

Re:	The Bank of New York Mellon Corporation
Form 8-K filed July 18, 2014
File No. 001-35651

Dear Ladies and Gentlemen:

This letter is our response (the “Response”) to the letter, dated August 11, 2014 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to The Bank of New York Mellon Corporation’s (the “Company” or “BNY Mellon”) Form 8-K filed on July 18, 2014.

Company Response

For your convenience, the text of the Staff’s comment is set forth in bold followed by our response. The heading and numbered response set out below correspond to the heading and numbered comment in the Staff’s Comment Letter.

Form 8-K filed July 18, 2014

1.	We note your disclosure of your estimated supplementary leverage ratio as of June 30, 2014 on your second quarter earnings release conference call held on July 18, 2014. Specifically, you noted on the call that your supplementary leverage ratio was flat during the quarter at about 4.7% and that it remained flat despite a 4% sequential increase in the average balance sheet. In light of the fact that this metric appears to be a non-GAAP measure, please tell us how you considered the requirements of Regulation G. To the extent that this information has not already been provided, please either file a Form 8-K to include a description of this metric, an explanation as to how the measure is calculated including the related components of the calculation, and information on any aspects of the calculation that are potentially subject to change given the current rulemaking status of this metric, or provide this information on your website.

In response to the Staff’s comment, contemporaneously with the filing of this Response, we have posted additional information regarding the Company’s estimated supplementary leverage ratio as of June 30, 2014 on the Investor Relations section of the Company’s website. The additional information is also attached to this letter as Annex A. In the future, in accordance with Regulation G, we will continue to identify Non-GAAP measures as such and provide the accompanying required information.

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On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at 212-635-1901 or John Park at 212-635-7080.

Yours very truly,

THE BANK OF NEW YORK MELLON CORPORATION

/s/ Thomas P. Gibbons
Name:	Thomas P. Gibbons
Title:	Chief Financial Officer

cc:	Stephanie Ciboroski

Annex A

The Bank of New York Mellon Corporation

Supplementary Leverage Ratio – Q2 2014

The following provides additional information about the Supplementary Leverage Ratio and its impact on The Bank of New York Mellon Corporation (“BNY Mellon”) as of June 30, 2014.

Background on the Supplementary Leverage Ratio

In July 2013, the U.S. federal banking agencies finalized the Basel III-based capital rules in the U.S. (the “Final Capital Rules”). Among other new requirements, the Final Capital Rules introduced a 3% supplementary leverage ratio (“SLR”) for all Advanced Approaches banking organizations. The SLR becomes effective as a binding ratio on Jan. 1, 2018, although commencing in January 2015 each Advanced Approaches banking organization is required to calculate and report its SLR. Unlike the Tier 1 leverage ratio that has long applied to U.S. banking organizations, the SLR includes certain off-balance sheet exposures in the denominator, including the notional amount of commitments and potential future exposure of derivative contracts.

In April 2014, the U.S. federal banking agencies adopted an “enhanced” SLR for banking organizations with total consolidated assets of more than $700 billion or assets under custody of more than $10 trillion, as well as their depository institution subsidiaries. The enhanced SLR would apply to the eight U.S. banking organizations that have been identified as G-SIBs by the Financial Stability Board as global systemically important banks (“G-SIBs”) (including BNY Mellon) and their insured depository institution subsidiaries. The enhanced SLR requires BNY Mellon and the other U.S. G-SIB bank holding companies to maintain a 2% buffer over the minimum 3% SLR for a total 5% SLR in order to avoid certain restrictions on capital distributions and discretionary bonus payments. In addition, the eight U.S. G-SIBs’ insured depository institution subsidiaries, regardless of the amount of their consolidated assets or assets under custody, must maintain a 6% SLR to be deemed “well-capitalized” under the “prompt corrective action” framework. The final enhanced SLR rule for U.S. G-SIBs, like the SLR more generally applicable to all Advanced Approaches banking organizations, will become effective on Jan. 1, 2018.

The Basel Committee finalized changes to the denominator of the Basel III leverage ratio in January 2014. These modifications would change the exposure measurement methodology for the on-balance sheet assets and off-balance sheet activities of banking organizations subject to the SLR. Among other changes, the final Basel III denominator allows daily averaging for leverage ratio calculations and adopts more favorable “credit conversion factors” for commitments. In April 2014, the U.S. federal banking agencies issued a notice of proposed rulemaking (“NPR”) to modify the SLR denominator in the U.S. to align with the final Basel III changes to the leverage ratio denominator. The proposed changes would apply to all Advanced Approaches banking organizations subject to the SLR and all the G-SIBs and their insured depository institution subsidiaries subject to the enhanced SLR. The rules proposed in the NPR were finalized on September 3, 2014 with certain revisions and clarifications including using the average of three month-end calculations for off-balance sheet items. Consistent with the NPR, the final rules do not exempt or limit any categories of balance sheet assets, such as central bank deposits, from the denominator of the SLR.

Estimate of Supplementary Leverage Ratio – Q2 2014

Based on our current understanding of the Final Capital Rules, including the NPR, and the revised Basel framework, BNY Mellon estimates that its enhanced SLR would have been approximately 4.7% (Non-GAAP) at June 30, 2014. This estimated enhanced SLR assumes a fully phased-in Basel III Tier 1 capital numerator and a denominator that represents total leverage exposure. Total leverage exposure is estimated by taking the total average on-balance sheet assets, less amounts permitted to be deducted for Tier 1 capital (primarily adjustments for goodwill and intangibles), and adding certain off-balance sheet exposures, such as undrawn commitments and the potential future exposure of derivatives contracts. The estimated enhanced SLR as of June 30, 2014 is calculated consistent with the NPR, except that off-balance sheet exposures included in total leverage exposure reflect the end of period measures, not the daily average.

The estimated enhanced SLR is a non-GAAP financial measure that BNY Mellon considers to be a useful measure for evaluating compliance with new regulatory capital requirements that have not yet become effective. The estimated enhanced SLR, which is based upon BNY Mellon’s current interpretation and expectations regarding the NPR, remains subject to ongoing review and revision and may evolve as we discuss our interpretation and application with our regulators. The revised denominator of the enhanced SLR is based on the NPR and may change based on the final rules issued by the U.S. federal banking agencies. As a result, BNY Mellon’s expectations regarding the estimated enhanced SLR are subject to risks and uncertainties (some of which are beyond BNY Mellon’s control) that may cause actual results to differ materially from estimates based on the proposed denominator revisions. The expectations should not be taken as a projection of what the SLR or earnings or assets will actually be at future dates. Factors that could cause BNY Mellon’s results to differ materially can be found in the risk factors set forth in BNY Mellon’s Annual Report on Form 10-K for the year ended December 31, 2013 and BNY Mellon’s other filings with the Securities and Exchange Commission. All statements in this document speak only as of the date of this document, and BNY Mellon undertakes no obligation to update any statement to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.